UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Chindata Group Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

16955F107**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “CD.” Each ADS represents two Class A ordinary shares. No CUSIP number assigned to the Issuer’s Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 16955F107

(1)	NAME OF REPORTING PERSONS Chengyan Liu
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 32,039,850 Class A ordinary shares(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 32,039,850 Class A ordinary shares(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,039,850 Class A ordinary shares(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%(2)
(12)	TYPE OF REPORTING PERSON IN

[1]

Consists of (i) 5,904,774 Class A ordinary shares ultimately beneficially owned by Mr. Chengyan Liu, and (ii) 26,135,076 Class A ordinary shares held by Datalake Limited, a British Virgin Islands company wholly-owned by Mr. Chengyan Liu.

[2]

Calculation is based upon a total of 730,800,606 ordinary shares (being the sum of 401,576,883 Class A ordinary shares and 329,223,723 Class B ordinary shares) of the Issuer outstanding as of December 31, 2022 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP NO.: 16955F107

(1)	NAME OF REPORTING PERSONS Datalake Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 26,135,076 Class A ordinary shares(3)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 26,135,076 Class A ordinary shares(3)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,135,076 Class A ordinary shares(3)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%(4)
(12)	TYPE OF REPORTING PERSON CO

[3]	Represents 26,135,076 Class A ordinary shares held by Datalake Limited, a British Virgin Islands company wholly-owned by Mr. Chengyan Liu.
[4]

Calculation is based upon a total of 730,800,606 ordinary shares (being the sum of 401,576,883 Class A ordinary shares and 329,223,723 Class B ordinary shares) of the Issuer outstanding as of December 31, 2022 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1(a).	Name of Issuer:

Chindata Group Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People’s Republic of China

Item 2(a).	Name of Person Filing:

(i)	Chengyan Liu; and

(ii)	Datalake Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Chengyan Liu

No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012

The People’s Republic of China

For Datalake Limited

Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola

British Virgin Islands

Item 2(c).	Citizenship or Place of Organization:

Chengyan Liu — The People’s Republic of China

Datalake Limited — The British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share, of the Issuer

Item 2(e).	CUSIP Number:

16955F107

This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, each ADS represents two Class A ordinary shares. No CUSIP number assigned to the Issuer’s Class A ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each of the Reporting Persons is provided as of December 31, 2022:

					Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(1)	Percent of Aggregate Voting Power(2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Chengyan Liu	32,039,850	(3)	4.4%	0.6%	32,039,850	0	32,039,850	0

					Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(1)	Percent of Aggregate Voting Power(2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Datalake Limited	26,135,076	(4)	3.6%	0.5%	26,135,076	0	26,135,076	0

Notes:

(1)

The percentage of class of securities beneficially owned by each Reporting Person is based upon a total of 730,800,606 ordinary shares (being the sum of 401,576,883 Class A ordinary shares and 329,223,723 Class B ordinary shares) of the Issuer outstanding as of December 31, 2022 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

(2)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 401,576,883 Class A and 329,223,723 Class B ordinary shares of the Issuer as a single class as of December 31, 2022. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

Consists of (i) 5,904,774 Class A ordinary shares ultimately beneficially owned by Mr. Chengyan Liu, and (ii) 26,135,076 Class A ordinary shares held by Datalake Limited, a British Virgin Islands company wholly-owned by Mr. Chengyan Liu.

(4)	Represents 26,135,076 Class A ordinary shares held by Datalake Limited, a British Virgin Islands company wholly-owned by Mr. Chengyan Liu.

Item 5.	Ownership of Five Percent or Less of a Class:

As of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 11, 2021 by the Reporting Persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Chengyan Liu	/s/ Chengyan Liu
Chengyan Liu

Datalake Limited	By:	/s/ Chengyan Liu
	Name:	Chengyan Liu
	Title:	Director